Exhibit 77D for AXP Tax-Free Money Fund, Inc.'99 semiannual

o The Fund may not pledge or mortgage more than 15% of total assets as collateral for loans or for other purposes.
o The Fund may not invest more than 5% of its total assets in companies with less than three years of operating history.
o The Fund may not invest in any oil, gas or other mineral exploration or development programs.